Exhibit 99.2

Management's Discussion and Analysis

Third Quarter 2026 Results

November 4, 2026

Third Quarter Overview

•	On track to achieve midpoint of full-year production guidance, with the fourth quarter expected to be the strongest of the year.
•	Safely and responsibly produced 133,400 ounces of gold and 3,400 tonnes of copper.
•	All-in sustaining cost (“AISC”)† of $1,874 per ounce, 13% lower than the prior quarter, and expected to reduce in the fourth quarter. Full year AISC† remains on track to be towards the upper end of guidance.
•	Revenue of $655 million at an average realized gold price of $4,249 per ounce.
•	Net profit[2] of $198 million, EPS of $0.88 and adjusted EPS† of $0.94.
•	Operating Cash Flow of $325 million and Adjusted EBITDA Margin† of 58%.
•	Generated strong quarterly Free Cash Flow† of $155 million, and $541 million year to date.
•	Cash balance increased by 11% to $729 million, with no debt and revolving credit facility undrawn.
•	Returned $79 million to shareholders in the quarter and $253 million year to date.
•	Completed $59 million in share buybacks during the quarter and $193 million year to date.
•	Strong quarterly production at Haile expected in the fourth quarter, supported by access to the higher-grade lower benches of the Ledbetter open pit, with 27,400 ounces produced at Haile in October 2026.
•	Announced the acquisition of Ausgold Limited, the owner of the Katanning Gold Project in Western Australia, with closing expected in December 2026.
•	Progressed the Waihi North Project and Palomino Underground Project, both on track.
•	Lodged the permit application for the Macraes Phase 4 Project to extend the mine life at Macraes to the late 2030s, with recent drilling supporting the potential to extend mine life into the 2040s.
•	Reported high-grade drill results at Wharekirauponga, continuing to demonstrate the exceptional grade and continuity of the deposit, with an updated technical report planned for January 2027.
		Q3 2026	Q2 2026	Q3 2025	YTD 2026	YTD 2025
Gold Produced[1]	koz	133.4	138.8	103.5	402.3	340.2
Copper Produced[1]	kt	3.4	2.7	3.1	9.3	10.2
AISC†	$/oz	1,874	2,151	2,333	2,038	2,052
Revenue	$M	654.9	647.3	448.5	2,016.7	1,240.8
Net profit[2]	$M	198.1	222.2	87.2	648.7	301.0
Adjusted net profit†2	$M	210.8	221.2	92.9	661.5	310.1
EBITDA†	$M	370.1	399.0	205.0	1,185.8	614.1
Adjusted EBITDA†	$M	382.8	398.0	210.7	1,198.6	623.2
Operating Cash Flow	$M	324.5	313.6	227.5	1,019.6	626.0
Free Cash Flow†	$M	155.3	130.1	94.4	540.6	283.3
Earnings per share - diluted[2,3]	$/share	$0.88	$0.99	$0.37	$2.88	$1.28
Adjusted earnings per share - diluted†2,3	$/share	$0.94	$0.98	$0.40	$2.93	$1.32
1	Production is on a 100% basis as all operations are controlled by OceanaGold.
2	Attributable to the shareholders of the Company.

3 Quarterly amounts do not sum to year-to-date amounts due to the weighting of the number of shares outstanding.

† See “Non-IFRS Financial Information”.
	www.oceanagold.com	2

Table of Contents
Results Overview	4
Capital and Exploration Expenditure	6
Safety	7
Outlook	7
Mine Operations and Results
Haile	9
Macraes	12
Waihi	15
Didipio	19
Other Properties	22
Financial Results	23
Liquidity and Capital Resources	26
Capital Commitments	29
Transactions with Related Parties	29
Proposed Transaction	30
Outstanding Share Data	31
Non-IFRS Financial Information	31
Internal Controls	37
Accounting Estimates, Policies and Changes	37
Risks and Uncertainties	37
Notes to Reader	38

This Management’s Discussion & Analysis (“MD&A”) is dated as of November 4, 2026 and should be read in conjunction with the condensed interim consolidated financial statements for the three and nine months ended September 30, 2026 and the annual consolidated financial statements for the year ended December 31, 2025 which have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS"). In this MD&A, a reference to “OceanaGold” or the “Company” refers to OceanaGold Corporation and its subsidiaries. Additional information about OceanaGold, including the Annual Information Form, is available on the Company’s website at oceanagold.com and under the Company’s profile on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov. All amounts are in United States dollars (“$”) unless otherwise indicated. All production results and the Company's outlook presented in this MD&A reflect production at the mines on a 100% basis as the Company has the ability to exercise control at all operations.

This MD&A contains certain “forward-looking statements” under Canadian and U.S. securities laws. All statements included in this MD&A, other than statements of historical fact, including without limitation statements regarding potential mineralization, exploration results and future plans, production and objectives of the Company, are forward-looking statements that involve various risks, uncertainties and assumptions. Please refer to the cautionary language under the “Notes to Reader” section of this MD&A. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements as a result of a number of factors, including those set out in the “Risks and Uncertainties” section of this MD&A.

Nature of Operations

OceanaGold explores, develops and operates gold and gold/copper mines, including the wholly-owned Haile Gold Mine in the United States of America; the wholly-owned Macraes and Waihi operations in New Zealand; and the 80%-owned Didipio Mine in the Philippines.

The Company’s common shares trade under the symbol ‘OGC’ on the Toronto Stock Exchange (“TSX”) in Canada and the New York Stock Exchange (“NYSE”) in the United States. The Company is domiciled in British Columbia, Canada and its registered address is Suite 1020, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, Canada.

† See “Non-IFRS Financial Information”.
	www.oceanagold.com	3

Results Overview

Operational and Financial

		Q3 2026	Q2 2026	Q3 2025	YTD 2026	YTD 2025
Gold Produced[1]
Haile	koz	54.6	59.5	30.0	155.7	129.2
Macraes	koz	37.2	41.4	32.8	130.1	91.2
Waihi	koz	18.9	16.5	18.8	52.0	52.9
Didipio	koz	22.7	21.4	21.9	64.5	66.9
Total gold produced[1]	koz	133.4	138.8	103.5	402.3	340.2
Gold Sales
Haile	koz	60.4	53.1	33.4	160.8	140.1
Macraes	koz	38.1	45.9	32.7	131.9	91.2
Waihi	koz	19.1	16.4	20.4	53.1	52.7
Didipio	koz	23.3	20.4	29.7	66.3	68.1
Total Gold Sales	koz	140.9	135.8	116.2	412.1	352.1
Average Gold Price	$/oz	4,249	4,433	3,476	4,521	3,212
Copper Produced[1] - Didipio	kt	3.4	2.7	3.1	9.3	10.2
Copper Sales[1] - Didipio	kt	3.4	2.6	4.4	9.3	10.6
Average Copper Price	$/lb	6.54	6.40	4.44	6.35	4.37
Silver Produced	koz	136.5	126.8	123.6	394.0	446.4
Cash Costs†
Haile	$/oz	1,321	1,442	1,981	1,496	1,117
Macraes	$/oz	1,462	1,237	1,345	1,205	1,408
Waihi	$/oz	1,805	2,262	1,539	1,864	1,551
Didipio	$/oz	507	706	787	650	835
Consolidated Cash Costs†	$/oz	1,290	1,362	1,420	1,314	1,203
AISC†
Haile	$/oz	1,811	1,953	3,464	2,101	2,127
Macraes	$/oz	2,155	1,932	2,171	1,842	2,198
Waihi	$/oz	2,195	2,840	2,039	2,381	2,080
Didipio	$/oz	687	1,589	1,213	1,173	1,214
Consolidated AISC†	$/oz	1,874	2,151	2,333	2,038	2,052
Operating Cash Flow	$M	324.5	313.6	227.5	1,019.6	626.0
Free Cash Flow†	$M	155.3	130.1	94.4	540.6	283.3
Net profit[2]	$M	198.1	222.2	87.2	648.7	301.0
Adjusted net profit†[2]	$M	210.8	221.2	92.9	661.5	310.1
EBITDA†	$M	370.1	399.0	205.0	1,185.8	614.1
Adjusted EBITDA†	$M	382.8	398.0	210.7	1,198.6	623.2
Earnings per share - diluted[2,3]	$/share	$0.88	$0.99	$0.37	$2.88	$1.28
Adjusted earnings per share - diluted†2,3	$/share	$0.94	$0.98	$0.40	$2.93	$1.32

1 Production is reported on a 100% basis as all operations are controlled by OceanaGold.
2 Attributable to the shareholders of the Company.

3 Quarterly amounts do not sum to year-to-date amounts due to the weighting of the number of shares outstanding.

† See “Non-IFRS Financial Information”.
	www.oceanagold.com	4

Production

The Company produced 133,400 ounces of gold and 3,400 tonnes of copper in the third quarter of 2026. Gold production for the quarter was 4% lower than the prior quarter, with 8% lower production at Haile and 10% lower production at Macraes being partially offset by 15% and 6% higher production at Waihi and Didipio, respectively. At Haile, the lower production was due to a decrease in underground ore tonnes mined from the Horseshoe Underground at lower grades, resulting in lower grades processed. At Macraes, the lower production was primarily due to lower open pit ore tonnes mined at lower grades due to the completion of the current ore phase in Innes Mills Phase 8, as planned. The higher production at Waihi reflects an increase in ore tonnes mined at higher grades.

Third quarter gold production was 29% higher than the prior corresponding quarter, primarily driven by an 82% increase in gold production at Haile as a result of open pit mine sequencing in Ledbetter Phase 3 and increased tonnes and grade mined from the Horseshoe Underground. Macraes gold production was 13% higher due to an increase in underground ore tonnes mined and the processing of higher grade stockpiles, as compared to the prior corresponding quarter. At Didipio, production was 4% higher than the prior corresponding quarter as a result of a higher proportion of underground material being processed. Production at Waihi was comparable to the prior corresponding quarter.

Year to date, the Company has produced 402,300 ounces of gold, an 18% increase compared to the prior corresponding year to date period, driven by 43% higher production at Macraes and 20% higher production at Haile. Production at Macraes was driven by higher grade ore mined and processed from Innes Mills Phase 8, while increased production at Haile reflected higher mill throughput as a result of process plant improvement initiatives. Production at both Waihi and Didipio was comparable to the prior corresponding year to date period.

AISC†

The Company recorded third quarter AISC† of $1,874 per ounce, 13% lower than the prior quarter. The reduction was primarily driven by lower sustaining capital at all operations, higher by-product credits at Didipio and the benefit of higher gold sales volumes, partially offset by higher labour costs and increased maintenance and consumables costs from higher usage and inflation.

Third quarter AISC† was 20% lower than the prior corresponding quarter, primarily due to a 21% increase in gold ounces sold. This was partially offset by labour cost inflation inclusive of higher stock-based compensation settled in the first quarter of 2026 (as AISC† includes the cash settled element of stock-based compensation over the year of vesting) and ongoing cost inflation.

The Company recorded year to date AISC† of $2,038 per ounce on gold sales of 412,000 ounces. AISC† was consistent with the prior corresponding year to date period, as the benefits of a significant increase in gold ounces sold, primarily at Macraes and Haile, together with higher by-product credits at Didipio, were largely offset by higher labour costs, including increased stock-based compensation, investment in maintenance and reliability improvements, and inflationary pressures on operating consumables and maintenance parts.

† See “Non-IFRS Financial Information”.
	www.oceanagold.com	5

Capital and Exploration Expenditure

Quarter ended $M	Haile	Macraes	Waihi	Didipio	Consolidated
					Q3 2026	Q2 2026	Q3 2025
Sustaining Capital	22.5	7.4	2.5	2.5	34.9	49.1	43.4
Deferred stripping and Capitalized Mining	4.6	18.1	4.3	0.9	27.9	31.3	53.7
Growth Capital[1]	18.0	5.1	55.0	9.6	87.7	73.2	24.5
Exploration[1,2]	5.2	4.1	8.7	2.4	20.4	13.4	12.2
Total expenditure	50.3	34.7	70.5	15.4	170.9	167.0	133.8
1	Growth capital and exploration at Waihi includes Waihi North Project costs of $57.9 million, $38.7 million and $15.2 million for the third quarter of 2026, second quarter of 2026 and third quarter of 2025, respectively.
2	Exploration expenditure by location includes related regional greenfield exploration, where applicable.

Year to date September 30 $M	Haile	Macraes	Waihi	Didipio	Consolidated
					2026	2025
Sustaining Capital	67.2	24.6	10.0	21.3	123.1	99.6
Deferred stripping and Capitalized Mining	25.8	52.7	14.7	11.9	105.1	158.0
Growth Capital[3]	62.1	15.9	108.0	20.1	206.1	58.6
Exploration[3]	9.7	10.7	18.5	6.3	45.2	28.8
Total expenditure	164.8	103.9	151.2	59.6	479.5	345.0
3	Growth capital and exploration at Waihi includes Waihi North Project costs of $116.5 million and $31.5 million for the year to date period and the prior corresponding year to date period, respectively. Waihi North Project costs include study, permitting and property acquisition costs.

Third quarter total capital and exploration expenditure of $170.9 million was in line with the prior quarter, as lower sustaining capital across all operations was offset by higher growth capital and exploration expenditure. Sustaining capital was lower at Didipio, Haile and Macraes, primarily reflecting the timing of investments in site infrastructure and mobile fleet replacements. Growth capital increased primarily due to the planned increase in investment in the Waihi North Project, with continued Palomino Underground Project spend at levels similar to the prior quarter. Deferred stripping and capitalized mining costs were lower this quarter, reflecting reduced underground development at Didipio as mining activities remained focused on production, partially offset by higher underground development at Haile’s Horseshoe Underground due to the sequencing of mine development. Deferred stripping of Coronation North Phase 5 at Macraes progressed as planned with ore deliveries commencing and expected to increase through the fourth quarter.

Capital and exploration expenditure for the quarter was $37.1 million higher than the prior corresponding quarter, reflecting higher growth capital associated with the Waihi North Project and the Palomino Underground Project at Haile, together with increased exploration spend. These were partially offset by lower deferred stripping and capitalized mining costs, reflecting increased access to ore in Ledbetter Phase 3. Sustaining capital expenditures were also lower, primarily due to the timing of continued investment in site infrastructure and equipment.

Year to date capital and exploration expenditure of $479.5 million was $134.5 million higher than the prior corresponding year to date period due to higher growth capital expenditures progressing the Waihi North Project, commencement of the Palomino Underground Project at Haile and increased sustaining capital across all operations, offset by lower deferred stripping and capitalized mining costs. Additionally, increased exploration investment reflects expanded drilling programs focused on resource conversion and near-mine growth opportunities at all sites, as planned.

† See “Non-IFRS Financial Information”.
	www.oceanagold.com	6

Safety

Quarter ended	Haile	Macraes	Waihi	Didipio	Exploration	Consolidated
						Q3 2026	Q2 2026	Q3 2025
Fatalities	—	—	—	—	—	—	—	—
12MMA TRIFR[1]	0.7	1.3	1.8	0.2	0.6	0.7	0.7	0.7
Recordable injuries	5	—	3	—	1	9	8	10
1	Total Recordable Incident Frequency Rate (“TRIFR”) per 200,000 hours worked, 12 month moving average.

There were 9 recordable injuries during the quarter compared to 8 recordable injuries in the prior quarter. Hand and finger injuries continue to account for a majority of the recordable injuries in 2026. The Company’s safety plans remain focused on strengthening the in-field verification of critical controls for high risk tasks and the “Stop and Think” program, alongside continued education and awareness initiatives relating to hand and finger injury risks.

Outlook

The Company’s 2026 production, cost and capital Guidance is outlined in the table below.

The Company remains on track to achieve around the midpoint of its consolidated 2026 production Guidance. Production is expected to increase in the fourth quarter and be the strongest quarter of the year, primarily driven by Haile.

With Haile expecting its strongest production quarter of the year in the fourth quarter and 27,400 ounces produced in October, Haile’s production is expected to be towards the low end of its 2026 production Guidance range. At Haile, a modified mine plan was implemented in the third quarter to de-risk the Ledbetter Pit South Wall. As a result, mining activities remained focused on the lower-grade upper benches of the Ledbetter open pit during the third quarter, temporarily impacting access to higher-grade ore. By the end of September, mining had successfully advanced into the lower benches, positioning Haile to access higher-grade ore and deliver an expected increase in production in the fourth quarter.

At Macraes, production is expected to be lower in the fourth quarter, as per plan, with full-year production expected to be near the top end of its Guidance range. Production at Waihi is expected to remain relatively consistent with the third quarter, while production at Didipio is expected to be higher in the fourth quarter, driven by increased underground mining rates.

Consolidated AISC† is anticipated to be towards the upper end of the Company’s 2026 Guidance range, reflecting inflationary impacts on labour cost and operating consumables, continued investment in maintenance and reliability improvements, the component of unhedged energy costs and lower silver by-product credits, as well as the lower sales volumes expected from Haile. Fourth quarter consolidated AISC† is expected to be lower than the third quarter, underpinned by increased production at Haile. Full year AISC† at each of Macraes, Waihi and Didipio is expected to be within their respective 2026 Guidance ranges, while Haile’s AISC† is anticipated to be around the high end of its 2026 Guidance range, reflecting lower volumes, increased investment in maintenance and reliability, and broader cost inflation, including labour.

† See “Non-IFRS Financial Information”.
	www.oceanagold.com	7

Total capital investment for 2026 is expected to be approximately $45 million, or 7%, above the Company’s total capital investment Guidance of $645 million, reflecting increased investment in growth and exploration capital. Expected higher growth capital reflects accelerated investment to support the Macraes Phase 4 (“MP4”) Project, higher investment in the mining fleet at Didipio and additional spend at the Waihi North Project due to the acceleration of certain activities previously planned for 2027. Exploration capital is expected to be approximately $10 million above its Guidance of $60 million due to expanded, success-driven drilling programs at all four sites.

2026 Full-Year Guidance

Production & Costs[1]		Haile			Macraes			Waihi			Didipio			Consolidated
Gold Production	koz	235	-	260	135	-	155	60	-	75	85	-	105	520	-	590
Copper Production	kt	—	—	—	—	—	—	—	—	—	13	-	15	13	-	15
Cash Costs†,2	$/oz	970	-	1,070	1,275	-	1,375	1,600	-	1,800	615	-	715	1,050	-	1,200
AISC†,2	$/oz	1,500	-	1,700	1,950	-	2,150	2,100	-	2,300	975	-	1,100	1,750	-	1,900

Capital Investments[1,3,4] ($M)	Haile	Macraes	Waihi	Didipio	Consolidated	Included in AISC†
Sustaining capital	95	30	15	25	170	170
Pre-strip and Capitalized Mining	45	65	15	10	135	135
Growth	90	10	160	20	280	—
Exploration	10	10	25	10	60	15
Total Investments	240	115	215	65	645	320
1	Production is on a 100% basis as all operations are controlled by OceanaGold. Assumes a NZD to USD exchange rate of 0.58.
2	Includes by-product allocations based on a copper price of $5.85 per pound and a silver price of $95 per ounce.
3	Excludes capital leases.
4	Capital Investments Guidance range of ±5%; Consolidated includes corporate capital.

Iran Conflict

To date, the direct impacts of the ongoing Iran conflict on the Company’s operations remain limited and supply chains have continued to support normal business operations. Although there has been no disruption to operations to date, conditions remain uncertain and the conflict has contributed to broader inflationary pressures across global energy and commodity markets, increasing the cost of diesel, freight, consumables and other operating inputs used throughout the business. Higher diesel costs at Haile and Macraes during the quarter continued to be largely offset by the Company's diesel hedging program.

Diesel represents approximately 6% of the Company’s 2026 AISC† guidance with the majority of usage at the Haile and Macraes open-pit operations, where approximately 80% of planned consumption is hedged on a rolling 12-month basis. With the diesel hedges in place at the two operations, it is estimated that the direct impact of higher diesel prices on the Company’s 2026 AISC† will be limited to approximately $25 per ounce.

The hedging program also includes 80% of the forecast diesel consumption at Waihi and Didipio starting in the first quarter of 2027.

† See “Non-IFRS Financial Information”.
	www.oceanagold.com	8

Haile

Production performance

		Q3 2026	Q2 2026	Q3 2025	YTD 2026	YTD 2025
Gold Produced	koz	54.6	59.5	30.0	155.7	129.2
Ore Mined (Open Pit)	kt	1,218	953	270	2,539	1,081
Ore Mined Grade (Open Pit)	g/t	1.53	1.48	1.38	1.52	2.08
Waste Mined (Open Pit)	kt	4,216	4,250	7,997	14,714	24,827
Ore Mined (U/G)	kt	164	201	144	560	403
Ore Mined Grade (U/G)	g/t	3.24	5.53	2.50	4.06	2.83
Waste Mined (U/G)	kt	30	67	60	175	147
Mill Feed	kt	887	842	695	2,573	2,013
Mill Feed Grade	g/t	2.15	2.43	1.64	2.15	2.31
Gold Recovery	%	88.7	90.3	81.7	87.5	86.6

Third quarter gold production was 8% lower than the prior quarter due to a decrease in underground ore tonnes mined at lower grades, resulting in lower grades processed. Gold production in the quarter was lower than previously expected, as a result of the implementation of a modified mine plan part way through the quarter to de-risk the Ledbetter Pit South Wall, temporarily impacting access to higher-grade open pit ore. Underground ore tonnes mined decreased by 18% as a result of lower underground equipment availability associated with planned fleet maintenance, with underground mine stopes delivering 41% lower grades due to planned stope sequencing. This was partially offset by 28% higher open pit ore tonnes mined, reflecting increased access to fresh ore from Ledbetter Phase 3 at 3% higher grades. As a result, mill feed grade in the quarter was 12% lower than the prior quarter, partially offset by a 5% increase in mill throughput reflecting the benefits of mill optimization initiatives which have continued to enhance mill reliability and performance, contributing to the highest quarterly mill throughput since the second quarter of 2023.

Third quarter gold production was 82% higher than the prior corresponding quarter primarily driven by increased mill throughput and higher mill feed grades, due to higher ore tonnes and grade mined from both the open pit and the underground, compared to the greater reliance on the processing of lower grade stockpiles in the prior corresponding quarter. Compared to the prior corresponding quarter, underground ore tonnes mined were 14% higher, reflecting improved underground mining productivity, while underground ore grades mined were 30% higher, in line with planned stope sequencing. Mill feed was 28% higher than the prior corresponding quarter as a result of process plant improvement initiatives driving increased plant availability.

Year to date gold production was 20% higher than the prior corresponding year to date period as a result of a 28% increase in mill throughput reflecting process plant improvement initiatives, offset by a 7% decrease in mill feed grade. This lower grade mill feed was driven by a higher volume of open pit ore tonnes from Ledbetter Phase 3 being processed at lower grades as compared to the higher grade, but lower volume, Ledbetter Phase 2 ore that was processed in the prior corresponding year to date period. Underground ore tonnes mined were higher than the prior corresponding year to date period due to improved underground productivity and higher grade underground ore reflecting the planned stope sequencing.

† See “Non-IFRS Financial Information”.
	www.oceanagold.com	9

Financial performance

		Q3 2026	Q2 2026	Q3 2025	YTD 2026	YTD 2025
Gold Sales	koz	60.4	53.1	33.4	160.8	140.1
Average Gold Price Received	$/oz	4,242	4,413	3,505	4,461	3,173
Cash Costs†	$/oz	1,321	1,442	1,981	1,496	1,117
AISC†	$/oz	1,811	1,953	3,464	2,101	2,127
Unit Costs
Mining Cost (Open Pit)[1]	$/t mined	8.39	8.01	5.21	7.64	4.75
Mining Cost (U/G)[1]	$/t mined	129.66	84.53	96.47	96.64	92.94
Processing Cost	$/t milled	24.61	27.18	31.54	26.78	28.38
General & Administrative (“G&A”) Cost	$/t milled	20.60	16.31	17.49	17.83	16.98
1	Mining unit costs include allocation of any capitalized mining costs.

Third quarter open pit mining unit costs were 5% higher than the prior quarter, reflecting higher consumable costs, partially offset by a 4% increase in tonnes mined. Open pit mining unit costs were 61% higher than both the prior corresponding quarter and the prior corresponding year to date period, driven primarily by lower tonnes mined, labour cost inflation, higher stock-based compensation expense, and increased consumable costs, including the unhedged element of diesel.

Third quarter underground mining unit costs were 53% higher than the prior quarter and 34% higher than the prior corresponding quarter due to lower tonnes mined as a result of reduced equipment availability due to planned fleet maintenance. Unit costs were also impacted by labour cost inflation, consumables and maintenance cost increases, higher stock-based compensation expense and reliance on contractors for specialized underground roles. Unit costs were marginally higher than the corresponding year to date period as the productivity-driven 33% increase in tonnes mined was offset by the same higher costs.

Third quarter processing unit costs were lower than the prior quarter and the prior corresponding quarter due to the increase in mill feed volume, which represented the highest quarterly throughput since the second quarter of 2023. Unit costs were 6% lower than the prior corresponding year to date period as the 28% increase in mill feed was partially offset by the increased planned maintenance costs and labour cost inflation.

Third quarter G&A unit costs were higher than all comparative periods, with higher costs only partially offset by increased mill feed volume. The increase was driven by labour cost inflation, higher stock-based compensation expense and increased insurance premiums linked to higher revenue.

Third quarter AISC† of $1,811 per ounce sold was 7% lower than the prior quarter and 48% lower than the prior corresponding quarter, primarily due to a 14% and 81% increase in gold sales volumes, respectively. The benefit of higher sales volumes was partially offset by increased operating costs, including increased labour costs, as well as higher consumable and maintenance costs.

Year to date AISC† was in line with the prior corresponding year. The benefit of a 15% increase in gold sales volumes was largely offset by year-on-year labour cost inflation, increased costs associated with planned maintenance and reliability improvement activities, as well as higher sustaining capital spend on site infrastructure projects.

† See “Non-IFRS Financial Information”.
	www.oceanagold.com	10

Exploration

Third quarter exploration expenditure totaled $5.2 million for a total of 9,010 metres drilled. Drilling accelerated during the quarter following the planned transition to contractor-operated drilling and the mobilization of contractor rigs to site.

Underground drilling totaled 3,190 metres in the third quarter, at both Horseshoe Underground and at Pisces. Drilling at Horseshoe Underground continued to target conversion and extension opportunities in the lower and western portions of the deposit. At Pisces, drilling is continuing to target resource definition. Drilling Pisces from underground has enabled accelerated progress at the target, which will continue to be drilled from both surface and underground.

From surface, 5,820 metres were completed on evaluating targets at Ledbetter Underground and Pisces. Drilling at Ledbetter Underground was focused on Ledbetter Lobe 3 extension.

Year to date 2026 exploration expenditure totaled $9.7 million for 22,060 metres drilled.

Underground drilling in the fourth quarter will remain focused on Horseshoe Underground and Pisces, while surface drilling will continue to target both Ledbetter Lobe 3 and Pisces.

Projects

Construction of the TSF lift and West PAG storage facility continued in the third quarter.

Development of the decline connecting the Horseshoe Underground to the Palomino Underground advanced during the quarter, and construction of the first ventilation shaft commenced. Development remains on track to achieve first ore from Palomino Underground in 2028.

Engineering activities and procurement of long-lead infrastructure items for the Ledbetter Underground Project continued to progress as planned.

During the quarter, detailed engineering work commenced on the paste plant, with construction expected to commence in early 2027 and first paste delivery expected in the second half of 2028.

† See “Non-IFRS Financial Information”.
	www.oceanagold.com	11

Macraes

Production performance

		Q3 2026	Q2 2026	Q3 2025	YTD 2026	YTD 2025
Gold Produced	koz	37.2	41.4	32.8	130.1	91.2
Ore Mined (Open Pit)	kt	789	1,434	1,297	3,476	4,034
Ore Mined Grade (Open Pit)	g/t	0.53	0.85	0.66	0.88	0.55
Waste Mined (Open Pit)	kt	11,289	11,633	11,060	33,665	27,656
Ore Mined (U/G)	kt	305	275	236	897	696
Ore Mined Grade (U/G)	g/t	1.60	1.50	1.85	1.63	1.87
Waste Mined (U/G)	kt	37	59	67	139	176
Mill Feed	kt	1,530	1,579	1,616	4,531	4,669
Mill Feed Grade	g/t	0.89	0.95	0.73	1.04	0.72
Gold Recovery	%	84.8	85.9	85.9	86.0	84.2

Third quarter gold production was 10% lower than the prior quarter, in line with plan, primarily due to lower open pit ore tonnes mined at lower grades due to the completion of the current ore phase in Innes Mills Phase 8. This was partially offset by a higher volume of underground ore tonnes mined at higher grades. Open pit ore tonnes and waste mined decreased by 45% and 3%, respectively, due to the completion of the current ore phase in Innes Mills Phase 8 and continued waste stripping productivity in Coronation North Phase 5. Underground ore tonnes mined were 11% higher due to an increase in development ore mined. Mill feed grade was 6% lower than the prior quarter due to lower open pit ore grades mined, partially offset by higher underground ore grades mined.

Third quarter gold production was 13% higher than the prior corresponding quarter, primarily driven by an increase in underground ore tonnes mined and the increased processing of higher grade stockpiles, contributing to the 22% higher mill feed grade. Underground ore tonnes mined increased by 29% due to improved underground performance reflecting increased equipment availability. The increased processing of stockpiles reflected the completion of the current ore phase in Innes Mills Phase 8 in the quarter, compared to the processing of lower grade open pit ore in the prior corresponding quarter. This was also reflected by a 39% decrease in open pit ore tonnes mined in the quarter.

Year to date gold production was 43% higher than the prior corresponding year to date period, driven by increased access to higher grade open pit ore tonnes from Innes Mills Phase 8 contributing to the 44% higher mill feed grade and a 2% increase in gold recoveries.

† See “Non-IFRS Financial Information”.
	www.oceanagold.com	12

Financial performance

		Q3 2026	Q2 2026	Q3 2025	YTD 2026	YTD 2025
Gold Sales	koz	38.1	45.9	32.7	131.9	91.2
Average Gold Price Received	$/oz	4,266	4,511	3,497	4,578	3,232
Cash Costs†	$/oz	1,462	1,237	1,345	1,205	1,408
AISC†	$/oz	2,155	1,932	2,171	1,842	2,198
Unit Costs
Mining Cost (Open Pit)[1]	$/t mined	1.65	1.28	1.66	1.55	1.74
Mining Cost (U/G)[1]	$/t mined	55.77	55.62	55.37	54.04	55.02
Processing Cost	$/t milled	11.22	10.45	8.44	10.97	9.64
G&A Cost	$/t milled	6.37	6.17	5.19	6.24	5.02
1	Mining unit costs include allocation of any capitalized mining costs.

Third quarter open pit mining unit costs were 29% higher than the prior quarter, reflecting a decrease in tonnes mined of 8% and higher costs primarily related to higher stock-based compensation expense and ongoing inflationary pressures on consumables and maintenance parts. Unit costs were in line with the prior corresponding quarter as the impact of labour cost inflation, higher stock-based compensation expense and increased consumable costs, including unhedged diesel, were largely offset by the planned timing of maintenance expenditure.

Year to date open pit mining unit costs were 11% lower than the prior corresponding year to date period, primarily due to a 17% increase in total tonnes mined as mining activities advanced into higher productivity areas of the open pits, partially offset by the same inflationary pressures mentioned above.

Third quarter underground unit costs were largely consistent across all comparative periods as operating cost increases have been largely offset by increased tonnes mined.

Third quarter processing unit costs trended higher relative to comparative periods due to ongoing labour cost inflation and higher maintenance and parts costs, while mill throughput remained broadly consistent across all periods.

G&A unit costs increased relative to comparative periods, reflecting ongoing labour cost inflation, including higher stock-based compensation expense, as well as increased insurance costs and allocation of site support services.

Third quarter AISC† of $2,155 per ounce was higher than the prior quarter, in line with plan, primarily due to a 17% decrease in gold sales volumes linked to the lower production, partially offset by lower sustaining capital spend on mobile equipment. Third quarter AISC† was in line with the prior corresponding quarter as the benefit of a 16% increase in gold sales volumes was largely offset by higher operating costs, including labour and maintenance costs, and higher government royalties. Year to date AISC† of $1,842 was lower than the prior corresponding year to date period, primarily due to a 45% increase in gold sales volumes, partially offset by higher government royalties linked to higher revenues, inflationary pressures on labour and consumables, including unhedged diesel, higher stock-based compensation expense and higher sustaining capital.

† See “Non-IFRS Financial Information”.
	www.oceanagold.com	13

Exploration

Third quarter exploration expenditure totaled $4.1 million for 12,700 metres drilled.

During the quarter, drilling occurred across several areas at Macraes. At Golden Point Underground (“GPUG”), drilling to target the southern extension of the resource was completed, while at Southern Pit Innes Mills (“SPIM”), an extension to the north of the current Innes Mills open pit, drilling focused on increasing resource confidence. Additionally during the quarter, two drill rigs began initial drilling to test the broader potential of SPIM.

Year to date 2026 exploration expenditure totaled $10.7 million for 44,470 metres drilled across Coronation, Coronation North, GPUG, Innes Mills and Nunns. Drill results released to date at Macraes support mine life extension opportunities, continuing to show significant potential for further resource conversion and growth.

Drilling in the fourth quarter will continue to test the broader potential of SPIM and additional resource opportunities on the western side of Innes Mills.

Projects

During the quarter, the Company lodged its application for the approval of MP4 under New Zealand’s Fast-track approvals process, and received confirmation that the application is complete to proceed to the appointment of an Expert Panel. The MP4 application seeks to extend the mine life at Macraes from the current reserve life of 2032, to the late 2030s. The Company expects MP4 to be fully permitted by mid-2027 (subject to appeals).

An updated National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) technical report is expected to be released in early 2028, which will include an updated production, cost and capital expenditure profile for Macraes, incorporating the development of SPIM.

Beyond the current reserve life at Macraes, further mine life extension opportunities are being evaluated that could potentially extend mine life into the 2040s.

† See “Non-IFRS Financial Information”.
	www.oceanagold.com	14

Waihi

Production performance

		Q3 2026	Q2 2026	Q3 2025	YTD 2026	YTD 2025
Gold Produced	koz	18.9	16.5	18.8	52.0	52.9
Ore Mined	kt	224	175	174	583	505
Ore Mined Grade	g/t	2.76	2.59	3.42	2.83	3.46
Waste Mined	kt	91	102	130	291	407
Mill Feed	kt	223	212	182	605	507
Mill Feed Grade	g/t	2.89	2.61	3.44	2.89	3.47
Gold Recovery	%	91.6	92.5	93.7	92.5	93.6

Third quarter gold production was 15% higher than the prior quarter, driven by a 5% increase in mill feed at 11% higher grades reflecting an increase in ore tonnes mined at higher grades and less reliance on stockpiles as compared to the prior quarter. Ore tonnes mined increased by 28% at 7% higher grades, due to planned underground mine sequencing. Mill feed volumes increased 5%, marking a second consecutive quarter of record throughput since transitioning to an underground only operation in 2016.

Third quarter gold production was in line with the prior corresponding quarter. Ore mined was 29% higher at 19% lower grades due to mine sequencing, with a greater proportion of lower grade stopes being mined during the quarter. The increase in ore mined resulted in 23% higher mill feed, offset by a 16% decrease in mill feed grade. Gold recoveries were 2% lower due to the processing of lower grade ore.

Year to date gold production was in line with the prior corresponding year to date period. Higher ore tonnes mined at lower grades reflected planned mine sequencing, with a greater proportion of lower grade stopes being mined in the current year to date period. The 18% lower mined grade was offset by a 19% increase in mill feed, supported by a 15% increase in ore tonnes mined, supplemented by the processing of lower grade stockpile ore.

† See “Non-IFRS Financial Information”.
	www.oceanagold.com	15

Financial performance

		Q3 2026	Q2 2026	Q3 2025	YTD 2026	YTD 2025
Gold Sales	koz	19.1	16.4	20.4	53.1	52.7
Average Gold Price Received	$/oz	4,261	4,420	3,482	4,547	3,255
Cash Costs†	$/oz	1,805	2,262	1,539	1,864	1,551
AISC†	$/oz	2,195	2,840	2,039	2,381	2,080
Unit Costs
Mining Cost[1]	$/t mined	79.73	92.63	93.12	89.11	86.44
Processing Cost	$/t milled	35.00	40.41	32.46	38.16	31.23
G&A Cost	$/t milled	29.68	21.79	27.60	29.02	29.19
1	Mining unit costs include allocation of any capitalized mining costs.

Third quarter mining unit costs were lower than both comparative quarters, primarily due to an increase in tonnes mined. Unit costs were in line with the prior corresponding year to date period.

Third quarter processing unit costs were 13% lower than the prior quarter, primarily reflecting higher tonnes milled. Processing unit costs were 8% higher than the prior corresponding quarter and 22% higher than the prior corresponding year to date period due to higher diesel, reagent and labour cost inflation. These increases were partially offset by higher throughput, with mill throughput increasing by 23% and 19%, respectively.

Third quarter G&A unit costs were higher than both comparative quarters due primarily to allocation of site support services. Unit costs were in line with the prior corresponding year to date period as higher mill throughput was largely offset by the same higher costs.

Third quarter AISC† of $2,195 per ounce was 23% lower than the prior quarter, primarily due to a 16% increase in gold sales volumes. AISC† was higher than each of the prior corresponding quarter and prior year to date period, primarily reflecting the impact of higher processing costs explained above.

† See “Non-IFRS Financial Information”.
	www.oceanagold.com	16

Exploration

Third quarter exploration expenditure totaled $8.7 million for 6,800 metres drilled across the Waihi District, including Martha Underground (“MUG”), Wharekirauponga, Correnso North and Hauraki.

At Martha Underground, 1,690 metres of resource conversion and definition drilling were completed targeting conversion of Inferred Mineral Resources.

Drilling at Wharekirauponga accelerated in the quarter, with the expansion of the fleet to five active rigs and the construction of a new drill site. In the third quarter, 3,610 metres of drilling were completed with a continued focus on conversion of Inferred Mineral Resources on the southern-end of the East Graben (“EG”) vein. Results released year to date continue to confirm continuity and quality of the southern high-grade zone, and supports the potential upgrade of a substantial portion of this zone from Inferred to Indicated Mineral Resources.

Exploration drilling commenced on two regional brownfields targets, Correnso North and Hauraki, with 1,500 metres completed during the quarter. Drilling is targeting potential extensions of the historically operated Correnso Underground mine, located in close proximity to MUG as well as testing a significant regional trend of historical mineralization at Hauraki, located to the west of Wharekirauponga.

Year to date 2026 exploration expenditure totaled $18.5 million for 18,320 metres drilled across the Waihi District.

With five active drill rigs now operating at Wharekirauponga, drilling in the fourth quarter will focus on both resource conversion and growth-oriented step out drilling along strike of the EG vein. Drilling will also continue at MUG, Correnso North and Hauraki.

Projects

The Waihi District comprises the Company’s Waihi Operation, which includes the currently producing MUG, and the Waihi North Project, which includes the high-grade Wharekirauponga Underground (“WUG”).

An updated NI 43-101 technical report on the Waihi District is planned for release in January 2027. The technical report will include updated Mineral Reserves and Mineral Resources estimates.

The technical report will also include an updated mine plan for the Waihi District, incorporating the results of ongoing technical evaluations. These evaluations are assessing the potential to extend mining at MUG beyond 2033, in conjunction with the commencement of mining at WUG. To support this opportunity, the Company is also evaluating a potential processing plant expansion to increase throughput capacity up to 1.2 million tonnes per annum.

† See “Non-IFRS Financial Information”.
	www.oceanagold.com	17

Waihi North Project

OceanaGold is permitted to develop and operate the Waihi North Project. Construction and underground tunnelling activity to the underground mine continues to ramp up with overall project development progressing on schedule for first ore in 2032.

Following completion of the portal, decline development commenced in May 2026 and is progressing in line with plan, advancing just over 500 metres to date. Construction of the first ventilation shaft commenced in the third quarter, with a second jumbo expected to be added in the first half of 2027 to begin development of the twin tunnel toward Wharekirauponga.

Bulk earthworks at the Willows Portal site continued in the third quarter, with water management-related sedimentation ponds, haul roads and waste rock stack and the magazine completed in the quarter. The surface facilities earthworks remain on track for completion by year end, with the surface area buildings and workshop expected to be constructed in 2027. Staged commissioning of the water treatment plant commenced in September, and is expected to be fully commissioned by year end. Early works activities on TSF 3 are expected to commence in the fourth quarter.

The following table summarizes the capital and exploration spent on the Waihi North Project during the relevant periods:

$M	Q3 2026	Q2 2026	Q3 2025	YTD 2026	YTD 2025
Growth capital[1]	51.6	35.2	12.4	103.9	23.9
Exploration	6.3	3.5	2.8	12.6	7.6
Total expenditure	57.9	38.7	15.2	116.5	31.5

1 Waihi North Project costs include study, permitting and property acquisition costs.

Capital investment in the Waihi North Project increased in the third quarter, in line with plan. Fourth quarter capital investment is expected to be a slight step up from the third quarter, reflecting additional spend due to the acceleration of certain activities previously planned for 2027. As a result, full-year growth capital at Waihi is expected to be marginally higher than previously anticipated.

With respect to the Waihi North Project Fast-track approval, one notice of appeal was received within the prescribed timeframe for lodging appeals. The appeal was heard in late October 2026, and the Company is awaiting the Court's decision in 2027. The Company remains very confident in its ability to defend this appeal. No injunction has been sought on the current activities and progress for development of the Waihi North Project continues in line with the plan.

† See “Non-IFRS Financial Information”.
	www.oceanagold.com	18

Didipio

Production performance

		Q3 2026	Q2 2026	Q3 2025	YTD 2026	YTD 2025
Gold Produced[1]	koz	22.7	21.4	21.9	64.5	66.9
Copper Produced	kt	3.4	2.7	3.1	9.3	10.2
Ore Mined	kt	433	429	374	1,211	1,067
Ore Mined Grade - Gold	g/t	1.39	1.45	1.49	1.39	1.57
Ore Mined Grade - Copper	%	0.47	0.40	0.42	0.45	0.48
Waste Mined	kt	50	79	18	196	67
Mill Feed	kt	997	844	1,057	2,862	3,079
Mill Feed Grade - Gold	g/t	0.82	0.89	0.74	0.80	0.78
Mill Feed Grade - Copper	%	0.38	0.35	0.33	0.36	0.37
Gold Recovery	%	86.9	89.0	86.8	87.6	86.5
Copper Recovery	%	89.4	91.7	87.7	90.2	88.6
1	Production is on a 100% basis as OceanaGold controls Didipio. Effective May 13, 2024, the ownership interest changed from 100% to 80% following the listing of 20% of Didipio’s holding company on The Philippines Stock Exchange.

Third quarter gold production was 6% higher than the prior quarter, primarily driven by an 18% increase in mill throughput, reflecting improved mill availability compared to the prior quarter, partially offset by lower mill feed grade. The 8% decrease in mill feed grade was primarily attributable to a 4% lower gold grade mined due to planned mine sequencing. Copper production was 26% higher than the prior quarter driven by higher tonnes milled at a 9% higher grade reflecting the 18% increase in mined copper grade in line with the planned mine sequence, partially offset by slightly lower copper recovery.

Third quarter gold production was 4% higher than the prior corresponding quarter driven by 11% higher mill feed grade as a result of a higher proportion of underground material being processed, partially offset by 6% lower mill throughput. Ore tonnes mined increased by 16%, reflecting improved access to the lower levels of the mine, while ore mined grade decreased by 7% due to planned stope sequencing.

Year to date gold production was 4% lower than the prior corresponding year to date period, primarily due to the 7% decrease in mill feed as a result of lower mill availability. Total underground material moved increased by 24% due to improved access to the lower levels of the mine, supporting increased underground productivity and the resumption of decline development.

† See “Non-IFRS Financial Information”.
	www.oceanagold.com	19

Financial performance

		Q3 2026	Q2 2026	Q3 2025	YTD 2026	YTD 2025
Gold Sales	koz	23.3	20.4	29.7	66.3	68.1
Copper Sales	kt	3.4	2.6	4.4	9.3	10.6
Average Gold Price Received	$/oz	4,225	4,319	3,415	4,535	3,234
Average Copper Price Received	$/lb	6.54	6.40	4.44	6.35	4.37
Cash Costs†	$/oz	507	706	787	650	835
AISC†2	$/oz	687	1,589	1,213	1,173	1,214
Unit Costs
Mining Cost[1]	$/t mined	50.98	43.47	42.05	48.34	42.36
Processing Cost	$/t milled	10.22	9.24	8.11	9.47	8.27
G&A Cost	$/t milled	13.41	16.22	11.50	14.28	11.38
1	Mining unit costs include allocation of any capitalized mining costs.
2	Excludes the Additional Government Share under the Financial or Technical Assistance Agreement (“FTAA”) at Didipio as it is considered to be in the nature of an income tax.

Gold sales across all comparative periods are impacted by production levels as well as timing of copper concentrate shipments.

Third quarter mining unit costs were 17% higher than the prior quarter, primarily due to a 5% decrease in tonnes mined and higher maintenance costs. Mining unit costs were 21% higher than the prior corresponding quarter and 14% higher than the prior corresponding year to date period, reflecting higher diesel and maintenance costs, as well as additional costs associated with increased underground mining activity, partially offset by higher mining volumes.

Processing unit costs were higher compared to all comparative periods due to higher labour and maintenance costs, while remaining period-to-period variations were largely driven by changes in mill throughput.

G&A unit costs were lower than the prior quarter, primarily due an 18% increase in mill throughput. G&A unit costs were higher than the prior corresponding quarter and prior corresponding year-to-date period primarily because of lower tonnes milled.

Third quarter AISC† of $687 per ounce was 57% lower than the prior quarter, due primarily to the particularly favourable impacts of higher copper by-product credits, higher gold sales volumes and lower sustaining capital spend. These benefits were partially offset by higher diesel and maintenance costs, as well as higher government royalties. AISC† was lower than the prior corresponding quarter with higher copper by-product credits and lower sustaining capital spend, partially offset by lower gold sales volumes.

Year to date AISC† was lower than the prior corresponding year to date period, primarily due to increased copper by-product credits driven by higher copper prices. This was partially offset by higher diesel and consumables costs related to increased activity and inflationary pressures as well as a 3% decrease in gold sales volumes.

† See “Non-IFRS Financial Information”.
	www.oceanagold.com	20

FTAA — Additional Government Share

$M	Q3 2026	Q2 2026	Q3 2025	YTD 2026	YTD 2025
Gross mining revenue	148.5	126.3	140.7	432.9	314.5
Less: Allowable deductions[1]	(68.5)	(59.9)	(50.6)	(188.7)	(141.5)
Less: Amortization deduction[2]	(3.3)	(3.2)	(3.3)	(9.8)	(9.8)
Net Revenue per the FTAA	76.7	63.2	86.8	234.4	163.2
Entitlement share	60%	60%	60%	60%	60%
Total Government Share[3] (60% of Net Revenue per the FTAA)	46.0	37.9	52.1	140.6	97.9
Deduct: Free-carried interest	(1.4)	(3.6)	(2.0)	(8.0)	(5.2)
Deduct: Production taxes	(10.1)	(9.5)	(8.8)	(30.6)	(21.8)
Deduct: Income tax	(18.3)	(15.1)	(24.7)	(54.0)	(36.6)
Additional Government Share	16.2	9.7	16.6	48.0	34.3
1	Allowable deductions under the FTAA include expenses attributed to exploration, development and commercial production, which includes expenses relating to mining, processing, exploration, capitalized deferred stripping costs, royalties, rehabilitation, marketing, administration, community and social development, depreciation and amortization and interest charged on borrowings.
2	The FTAA Addendum and Renewal Agreement modified the amortization of unrecovered pre-operating costs to instead be deducted across a fixed period of 13 years commencing in 2021 and ending in 2033.
3	All taxes and fees paid to the Philippine Government, including corporate income tax and indirect taxes such as excise, local business, property and withholding taxes, are deducted from the Government’s 60% share of Net Revenue.

The Didipio Mine is held under the FTAA entered into with the Republic of the Philippines in June 1994, which was renewed in 2021, retroactively to 2019, for another 25-year period until June 2044.

Under the FTAA, “Net Revenue” is the gross mining revenue derived from operations, less allowable deductions and an amortization deduction. The Philippine Government is entitled to 60% of the Net Revenue of the mine less taxes and fees paid to the Government and other deductions.

The year to date Additional Government Share of $48.0 million has been accrued, with the payment occurring annually in April of each year in respect of the preceding year. The $37.2 million Additional Government Share obligation accrued at December 31, 2025 was paid in April 2026.

Exploration

Third quarter exploration expenditure totaled $2.4 million for a total of 11,660 metres drilled.

Underground drilling continued to ramp up significantly in the third quarter, with three drill rigs completing a total of 7,430 metres of drilling, targeting conversion of Inferred Mineral Resources in Panels 3 and 4. This drilling will support an update to Didipio’s Mineral Resources estimate at year end 2026.

Drilling from surface to test the extents of the Didipio mineralization at depth continued as planned, with two drill holes completed, and a third drill hole in progress. To date, 2,550 metres have been completed of a 5,000 metre program for the ongoing evaluation and delineation of the target area.

At the True Blue target, a total of 1,620 metres were drilled in the quarter, completing an advanced drilling program. True Blue is an area of known mineralization 800 metres northeast of the Didipio Mine. Technical work is continuing to evaluate the potential for a future Mineral Resource estimate.

Also in the quarter, surface exploration drilling commenced across the FTAA to test for additional mineral resource opportunities adjacent to the current mining operations. One drill rig was mobilized to support the program.

† See “Non-IFRS Financial Information”.
	www.oceanagold.com	21

Year to date 2026 exploration expenditure totaled $6.3 million for a total of 33,860 metres drilled from both surface and underground.

Drilling in the fourth quarter will continue from underground, targeting Panels 3 and 4, with surface drilling continuing to test the extents of Didipio mineralization at depth, while the surface exploration drilling program across the FTAA will progress.

Other Properties

Regional Exploration Programs

During and after the period, the Company continued to progress and evaluate its regional exploration strategy in the United States on its two earn-in transactions.

Brewer (South Carolina)

In the quarter, all results were received from the initial drilling program testing the gold-copper porphyry target at the Brewer Gold-Copper Project in South Carolina (the “Brewer Project”). Having met the minimum exploration commitment and following evaluation of the results, the Company terminated its earn-in joint venture agreement with the project owner, Carolina Rush Corporation, in September.

TJ, Jake Creek, Hot Creek (Nevada)

The Company has earn-in joint venture agreements with Headwater Gold Inc. (“Headwater”) to explore each of the TJ, Jake Creek and Hot Creek projects in Nevada, which include a minimum commitment of funding an aggregate of $2.5 million in exploration expenditures across the three projects by October 15, 2027.

During the quarter, drilling continued at Jake Creek testing multiple low-sulphidation epithermal targets defined in the area, with 3,800 metres of drilling completed. Results of the drill program are pending.

Target definition work was completed at Hot Creek during the quarter. A review of the work completed concluded that the target was insufficiently robust for the Company to continue.

Having met the minimum expenditures at all three projects, and following technical review, the Company terminated the earn-in joint venture agreements for Hot Creek and TJ subsequent to the end of the quarter.

† See “Non-IFRS Financial Information”.
	www.oceanagold.com	22

Consolidated Financial Results

Revenue

		Q3 2026	Q2 2026	Q3 2025	YTD 2026	YTD 2025
Gold	$M	598.1	602.2	404.2	1,862.9	1,131.2
Copper	$M	49.0	36.7	42.8	129.8	102.3
Silver	$M	8.4	8.9	6.3	28.8	17.5
Treatment, refining and selling costs	$M	(0.6)	(0.5)	(4.8)	(4.8)	(10.2)
Net revenue	$M	654.9	647.3	448.5	2,016.7	1,240.8
Average Gold Price received	$/oz	4,249	4,433	3,476	4,521	3,212
Average Copper Price received[1]	$/lb	6.54	6.40	4.44	6.35	4.37

1 The Average Copper Price received includes mark-to-market revaluation on shipments not yet finalized and final adjustments on prior period shipments.

Third quarter revenue of $654.9 million was marginally higher than the prior quarter as a result of higher copper volumes sold at higher realized prices. Higher gold sold volumes in the quarter were largely offset by a decrease in the average realized gold price. Third quarter revenue was 46% higher than the prior corresponding quarter, primarily due to a 22% higher average realized gold price and a 21% increase in gold sales volumes, with additional benefit from higher realized copper and silver prices.

Year to date revenue was 63% higher than the prior corresponding year to date period due to a 41% higher average gold price and a 17% increase in gold sales volumes, with copper price benefits also driving higher by-product revenue.

Operating Expenses

$M	Q3 2026	Q2 2026	Q3 2025	YTD 2026	YTD 2025
Cost of sales, excluding depreciation and amortization	228.7	215.1	208.4	670.6	532.4
Depreciation and amortization	95.0	86.7	62.3	265.7	170.9
General and administration	16.0	14.1	7.5	66.4	35.6
Indirect taxes	10.9	7.6	7.3	27.5	17.7
Additional Government Share[1]	16.2	9.7	16.6	48.0	34.3
Total Operating Expenses	366.8	333.2	302.1	1,078.2	790.9
1	Refer to the Didipio section in this MD&A for more details.

Cost of Sales, excluding depreciation and amortization

Variance explanations are covered in the AISC† section of the “Results Overview” and the “Financial Performance” sections of each mining operation.

Depreciation and Amortization

Third quarter depreciation and amortization was higher than both the prior quarter and prior corresponding quarter. Depreciation and amortization increased primarily due to higher ore production from Ledbetter Phase 3 at Haile, resulting in increased depreciation of related capitalized stripping costs on a unit-of-production basis.

† See “Non-IFRS Financial Information”.
	www.oceanagold.com	23

Year to date depreciation and amortization of $265.7 million was 55% higher than the prior year, primarily due to increased unit-of-production linked depreciation of capitalized stripping costs at Haile and Macraes. This reflects higher ore production from Ledbetter Phase 3 and Innes Mills Phase 8 during the year.

General and Administration (“G&A”)

Third quarter G&A expense was higher than both the prior quarter and the prior corresponding quarter, primarily due to the remeasurement of cash-settled share-based awards to reflect an increase in the Company’s share price during the quarter. Share-based compensation recognized in G&A was $8.5 million in the third quarter, compared with $0.7 million in both the prior quarter and the prior corresponding quarter.

Year to date G&A expense was 87% higher than the prior corresponding year to date period, primarily due to the remeasurement of cash-settled share-based awards reflecting the Company’s sustained higher share price. Share-based compensation recognized in G&A was $30.4 million, compared with $10.5 million in the prior corresponding period.

Additional Government Share

Variance explanation is covered in Didipio’s “FTAA - Additional Government Share” section of this MD&A.

Other (expenses) / income and taxation

$M	Q3 2026	Q2 2026	Q3 2025	YTD 2026	YTD 2025
Foreign exchange (loss) gain	(7.9)	2.0	(2.0)	(6.0)	(5.2)
Interest expense and finance costs	(3.4)	(4.6)	(2.8)	(10.5)	(9.2)
Interest income	4.7	3.9	1.8	12.1	4.9
Write-down of exploration interests	(3.8)	—	—	(3.8)	—
NYSE listing and compliance costs	(1.0)	(0.9)	(1.6)	(2.9)	(1.6)
Other (expense) income	(0.3)	(2.9)	(0.1)	(5.7)	0.1
Total Other (expenses) income	(11.7)	(2.5)	(4.7)	(16.8)	(11.0)
Income tax expense recognized in net profit	(72.6)	(82.9)	(48.6)	(253.8)	(127.0)

Foreign exchange (loss) gain

The foreign exchange (loss)/gain primarily reflects the remeasurement of United States dollar-denominated cash balances held by New Zealand dollar functional currency entities.

Interest expense and finance costs

Third quarter interest expense and finance costs primarily relate to leases and accretion of asset retirement obligation liabilities.

Year to date interest and finance costs of $10.5 million were 14% higher than the prior corresponding year to date period, primarily due to higher accretion on asset retirement obligations linked to higher discount rates. There is no bank debt outstanding with the remaining balance on the fleet facility arrangement previously repaid in the first quarter of 2025.

Write-down of exploration interests

The write-off of mineral interests recognized during the quarter relates primarily to the termination of the earn-in joint venture agreement for the Brewer Project in South Carolina, USA, along with smaller exploration property write-offs identified through the routine review of capitalized exploration and evaluation assets.

† See “Non-IFRS Financial Information”.
	www.oceanagold.com	24

Income tax expense

Third quarter income tax expense was 12% lower than the prior quarter, primarily due to lower operating profit.

Third quarter and year to date income tax expense was higher than the prior corresponding quarter and year to date periods, primarily due to increased operating profit and a reduction in available tax losses.

Selected Quarterly Information

$M, except AISC, average price and per share amounts	Q3 2026	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024
Gold Produced[1] (koz)	133.4	138.8	130.1	157.4	103.5	119.5	117.4	150.9
Copper Produced[1] (kt)	3.4	2.7	3.2	3.2	3.1	3.7	3.4	3.1
Average Gold Price received ($/oz)	4,249	4,433	4,894	4,227	3,476	3,293	2,858	2,665
Average Copper Price received ($/lb)	6.54	6.40	6.10	5.35	4.44	4.36	4.27	4.16
Revenue	654.9	647.3	714.5	652.4	448.5	432.4	359.9	427.3
EBITDA†	370.1	399.0	416.7	543.2	205.0	217.1	192.0	246.4
Adjusted EBITDA†	382.8	398.0	417.8	374.0	210.7	219.5	193.0	251.3
AISC†	1,874	2,151	2,094	1,761	2,333	2,027	1,796	1,563
Operating Cash Flow	324.5	313.6	381.5	358.2	227.5	226.9	171.6	246.1
Free Cash Flow†	155.3	130.1	255.2	259.4	94.4	120.1	68.8	146.5
Adjusted net profit†[2]	210.8	221.2	229.5	201.7	92.9	116.5	100.7	106.9
Net profit[2]	198.1	222.2	228.4	327.7	87.2	114.1	99.7	102.0
Earnings per share[2]
Basic	$0.89	$1.00	$1.02	$1.44	$0.38	$0.49	$0.43	$0.43
Diluted	$0.88	$0.99	$1.01	$1.42	$0.37	$0.49	$0.42	$0.42
1	Production is shown on a 100% basis as all operations are controlled by OceanaGold.
2	Attributable to the shareholders of the Company.

The most significant factors causing variation in the quarterly results are changes in: the gold and copper price and timing of sales; production levels reflecting the variability in the grade of ore mined at each of the operations and associated movements in inventories; gold and copper recoveries; and the timing and extent of deferred stripping and underground mine development, including amortization of those costs and changes in the cost of labour, goods and services.

Realized average gold prices increased sequentially in each quarter following the fourth quarter of 2024, peaking in the first quarter of 2026. While prices have since eased modestly, realized gold prices in the third quarter of 2026 remained approximately 60% above fourth quarter 2024 levels, providing a benefit to revenue, cash flow and profitability.

In the fourth quarter of 2025, $133 million after tax related to the remaining historical impairment at Haile was reversed, which increased net profit and was excluded in the calculation of adjusted net profit† for that period.

† See “Non-IFRS Financial Information”.
	www.oceanagold.com	25

Liquidity and Capital Resources

Balance Sheet

$M	September 30, 2026	December 31, 2025
Cash and cash equivalents	728.7	476.5
Other current assets	357.7	255.3
Non-current assets	2,697.9	2,523.6
Total assets	3,784.3	3,255.4
Current liabilities	616.1	505.7
Non-current liabilities	395.0	378.5
Total liabilities	1,011.1	884.2
Total shareholders’ equity	2,669.9	2,267.1
Non-controlling interest	103.3	104.1

Current assets increased $354.6 million during the nine months ended September 30, 2026, primarily reflecting a $252.2 million increase in cash (refer to the “Cash Flows” section below) and a $40.8 million increase in inventory, primarily related to ore stockpiles.

Non-current assets increased by $174.3 million during the nine months ended September 30, 2026, primarily due to mining asset and property, plant and equipment additions at all sites, including deferred stripping costs at Haile and Macraes, and capitalized mining related to underground development at all sites, partially offset by depreciation and amortization.

Current liabilities increased by $110.4 million during the nine months ended September 30, 2026, driven by a $37.9 million increase in trade and other payables associated with increased activity levels, including a $10.8 million net increase in the Additional Government Share accrual. In addition, taxes payable increased by $69.9 million, reflecting higher profitability at all sites. Employee benefits increased by $8.2 million, being the net of ongoing stock-based compensation expense, reclassification of balances from non-current and the settlement of the cash element of vested share rights during the first quarter.

Non-current liabilities increased $16.5 million during the nine months ended September 30, 2026 and reflects an increase in deferred tax liabilities of $48.7 million and leases of $3.3 million that were partially offset by a $23.2 million decrease in employee benefits, primarily reflecting the reclassification to current liabilities based on expected settlement timing.

The non-controlling interest decrease of $0.8 million reflects $19.2 million of earnings attributable to the 20% minority interest at Didipio, offset by $20.0 million of dividend distributions.

† See “Non-IFRS Financial Information”.
	www.oceanagold.com	26

Cash Flows

$M	Q3 2026	Q2 2026	Q3 2025	YTD 2026	YTD 2025
Cash flows provided by operating activities	324.5	313.6	227.5	1,019.6	626.0
Cash flows used in investing activities	(169.2)	(183.5)	(133.1)	(479.0)	(342.7)
Free Cash Flow†	155.3	130.1	94.4	540.6	283.3
Cash flows used in financing activities	(77.1)	(94.4)	(57.5)	(279.9)	(137.1)
Effect of exchange rate changes on cash and cash equivalents	(4.3)	(1.0)	(0.7)	(8.5)	(4.8)
Net increase in cash and cash equivalents	73.9	34.7	36.2	252.2	141.4

Cash flows provided by operating activities in the third quarter increased by $10.9 million or 3% over the prior quarter driven by higher copper revenue and lower working capital outflows, partially offset by lower realized gold prices. Year to date cash flows provided by operating activities of $1,019.6 million were 63% higher than the prior corresponding year to date period, primarily due to higher realized gold prices and volumes.

Cash flows used in investing activities for the third quarter of $169.2 million were 8% lower than the prior quarter, reflecting the timing of investments. Year to date cash flows used in investing activities of $479.0 million were 40% higher than the prior corresponding year to date period, primarily due to investments in the Waihi North Project and Palomino Underground at Haile and increased infrastructure projects at all operations, as discussed in the “Results Overview - Capital and Exploration” section of this MD&A.

Cash flows used in financing activities for the third quarter were $77.1 million, comprising share buybacks under the Normal Course Issuer Bid (“NCIB”) of $46.7 million (excluding $11.5 million of repurchases executed at quarter end and settled in October), dividends paid to shareholders of the Company and non-controlling interests of $20.0 million and $3.4 million, respectively, and lease liability payments of $7.0 million.

In the prior quarter, cash flows used in financing activities of $94.4 million comprised share buybacks under the NCIB of $57.5 million, dividends paid to shareholders of the Company and non-controlling interests of $20.0 million and $9.0 million, respectively, and repayment of lease liabilities of $7.9 million.

Year to date cash flows used in financing activities of $279.9 million mainly reflect $180.9 million in share buybacks (excluding the $11.5 million quarter end repurchases), payment of lease liabilities of $18.7 million and dividends paid to shareholders of the Company and non-controlling interests of $60.3 million and $20.0 million, respectively. In the prior corresponding year to date period, cash flows used in financing activities of $137.1 million comprised $79.6 million of share buybacks, $20.9 million and $13.0 million of dividends paid to shareholders of the Company and non-controlling interests, respectively, and $20.8 million in repayment of lease liabilities.

The strong Free Cash Flow† generated across all comparative periods primarily reflects the impact of realized gold prices and gold sales volumes. Variability between periods was further influenced by levels of operating and capital expenditure, as well as the timing of payments related to income taxes and the Additional Government Share.

† See “Non-IFRS Financial Information”.
	www.oceanagold.com	27

Debt Management and Liquidity

$M	September 30, 2026	December 31, 2025
Amounts drawn under the revolving credit facility	—	—
Total debt	—	—
Cash and cash equivalents	728.7	476.5
Net Cash†	728.7	476.5

As at September 30, 2026, the Company was in a Net Cash† position of $728.7 million compared to $476.5 million as at December 31, 2025, reflecting strong Free Cash Flow† generation.

The Company has a revolving credit facility (the “Facility”) with seven leading international banks for a total of $200 million plus a $50 million uncommitted accordion. The Facility is secured against present and future assets, property and undertakings and has a term maturing on December 31, 2027.

There are no amounts drawn under the Facility as at September 30, 2026 (December 31, 2025: nil). As at September 30, 2026, the Company was in compliance with all covenant obligations related to the Facility.

The Company had immediately available Liquidity† of $928.7 million at September 30, 2026 (December 31, 2025: $676.5 million), comprised of $728.7 million (December 31, 2025: $476.5 million) in cash and $200.0 million (December 31, 2025: $200.0 million) in undrawn funds under the Facility. The increase in Liquidity† primarily relates to higher cash balances resulting from Free Cash Flow† generation, as noted above.

As at September 30, 2026, the Company was in a net current asset position of $470.3 million compared to $226.1 million as at December 31, 2025.

Share Buyback

In July 2026, the Company received approval from the TSX to renew the NCIB, permitting the Company to buy back up to 22 million common shares in the open market through the facilities of the TSX, NYSE and alternative trading systems in Canada and the United States during the period commencing on July 24, 2026 and ending on or before July 23, 2027.

In connection with the NCIB, the Company renewed its automatic securities purchase plan, which allows for the purchase of common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase shares due to regulatory restrictions and customary self-imposed blackouts.

In 2025, the Company completed the maximum $175 million in share buybacks approved by the Board of Directors under the share repurchase program for that year.

On February 18, 2026, the Board of Directors approved share buybacks in 2026 up to a maximum of $350 million of common shares in the open market through the facilities of the TSX, NYSE and alternative trading systems in Canada and the United States under the NCIB program. During the third quarter of 2026, the Company repurchased and cancelled 2.0 million common shares for consideration of $58.6 million at an average price of CAD$40.36 per share, and $192.8 million year to date (at an average price of CAD$45.15 per share).

† See “Non-IFRS Financial Information”.
	www.oceanagold.com	28

Hedging

The Company does not hedge any of its current or future gold sales, nor does it have any prepay agreements or royalty financing arrangements, so has benefited fully from the higher gold price.

The Company has a hedging program covering up to 80% of forecast diesel consumption, with coverage at Haile and Macraes in the fourth quarter of 2026 expanding to all four operations from the first quarter of 2027 through the third quarter of 2027.

The resulting hedging arrangements consist of monthly cash-settled swap transactions referencing the following appropriate diesel pricing indices to fix diesel prices and reduce input cost volatility:

•	US Gulf Coast Ultra-Low Sulfur No 2 Diesel for an amount representing 80% of the forecast diesel consumption at Haile, split into even monthly amounts; and
•	Platts Singapore (Gasoil) for an amount representing 80% of the forecast diesel consumption at Macraes, Waihi and Didipio, split into even monthly amounts.

The Company has elected to apply hedge accounting to these diesel hedging arrangements. During the nine months ended September 30, 2026, the Company recorded realized gain of $13.9 million within cost of sales and unrealized gain of $30.1 million in other comprehensive income as a result of the hedging arrangements.

There are no other hedges related to gold, copper, silver or currencies.

Capital Commitments

Capital commitments relate principally to the purchase of property, plant and equipment at Haile, Macraes and Waihi and the mine development at Macraes, Waihi and Didipio. The Company’s capital commitments as at September 30, 2026 are as follows:

As at September 30, 2026 $M	Capital Commitments
Within 1 year	64.0

Related Party Transactions

Year to date related party transactions solely comprise key management personnel compensation totalling $19.6 million, consisting of salaries, short-term incentives, directors' fees and share-based payments.

† See “Non-IFRS Financial Information”.
	www.oceanagold.com	29

Proposed Transaction

On August 17, 2026, the Company and Ausgold Limited (“Ausgold”) entered into a scheme implementation deed pursuant to which the Company will acquire all of the issued shares of Ausgold by way of an Australian court-approved scheme of arrangement (the “Transaction”). Ausgold is an Australian gold development company and owns the Katanning Gold Project in Western Australia.

Pursuant to the Transaction, each Ausgold share will be exchanged for 0.03365 common shares of the Company (the “Scheme Consideration”). Based on the Company’s closing share price and the applicable foreign exchange rate on August 14, 2026, the Scheme Consideration implied a total offer value of A$1.36 per Ausgold share and a fully diluted equity value for Ausgold of approximately A$776 million ($549 million). Ausgold shareholders also have the opportunity to elect to receive the Scheme Consideration value in cash, subject to scale-back based on a maximum aggregate cash pool for the Transaction of A$194 million ($137 million) based on the applicable foreign exchange rate on August 14, 2026. The implied value of the Scheme Consideration is not fixed and will fluctuate with the Company’s share price and applicable foreign exchange rates through completion of the Transaction.

The number of common shares ultimately issued and the amount of cash paid will depend on the number of Ausgold shares outstanding at the scheme record date and the aggregate cash elections made.

The Transaction is subject to customary closing conditions, including (amongst others) approval by Ausgold shareholders and the Court and TSX and NYSE approval for the issuance of the Company’s common shares as part of the Scheme Consideration.

In connection with the Transaction, the Company agreed to provide Ausgold with an unsecured A$20 million bridge loan facility to support ordinary-course expenditures prior to completion, subject to the terms and conditions of the full-form facility agreement between the parties. As at September 30, 2026, the facility was undrawn. The Company has subsequently advanced US$0.1 million to Ausgold, with the undrawn balance remaining available under the facility agreement.

The Transaction is expected to be completed in December 2026. Once completed, Ausgold will become an indirect wholly-owned subsidiary of the Company and Ausgold’s shares will be removed from the official list of the Australian Securities Exchange.

† See “Non-IFRS Financial Information”.
	www.oceanagold.com	30

Outstanding Share Data

The following table sets out the common shares, performance share rights and deferred units outstanding as at the date of this MD&A:

Shares/ units	November 4, 2026
Common shares	220,467,223
Performance share rights	3,928,348
Deferred units	451,863

Non-IFRS Financial Information

Throughout this MD&A, the Company has provided measures prepared in accordance with IFRS, as well as certain non-IFRS performance measures. As non-IFRS performance measures do not have a standardized meaning prescribed by IFRS, they are unlikely to be comparable to similar measures presented by other companies. The Company provides these non-IFRS measures as they are used by certain investors to evaluate OceanaGold’s performance. Accordingly, such non-IFRS measures are intended to provide additional information and should not be considered in isolation, or a substitute for measures of performance in accordance with IFRS.

These measures are used internally by the Company’s Management to assess the performance of the business and make decisions on the allocation of resources and are included in this MD&A to provide greater understanding of the underlying performance of the operations. Investors are cautioned not to place undue reliance on any non-IFRS financial measures included in this MD&A.

Adjusted Net Profit and Adjusted Earnings per share

These are used by Management to measure the underlying operating performance of the Company. Management believes these measures provide information that is useful to investors because they are important indicators of the strength of the Company’s operations and the performance of its core business. Accordingly, such measures are intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Adjusted net profit is calculated as net profit less the impact of non-recurring items and significant recurring non-cash items. Including impairment expenses and reversals, write-downs, foreign exchange gains/losses, gain on sale of assets and listing costs. Management believes that the presentation of Adjusted net profit and Adjusted earnings per share is appropriate to provide additional information to investors regarding items that Management does not expect to continue at the same level in the future or that Management does not believe to be a reflection of the Company’s ongoing operating performance.

† See “Non-IFRS Financial Information”.
	www.oceanagold.com	31

The following table provides a reconciliation of Adjusted net profit and Adjusted earnings per share:

$M, except per share amounts	Q3 2026	Q2 2026	Q3 2025	YTD 2026	YTD 2025
Net profit[1]	198.1	222.2	87.2	648.7	301.0
Foreign exchange (gain) loss	7.9	(2.0)	2.0	6.0	5.2
NYSE listing and compliance costs	1.0	0.9	1.6	2.9	1.6
Restructuring / Other costs	—	—	1.5	—	1.5
Write-down of assets	3.8	0.1	0.6	3.9	0.8
Adjusted net profit[1]	210.8	221.2	92.9	661.5	310.1
Weighted average number of common shares - fully diluted	224.0	225.1	233.0	225.4	234.4
Adjusted earnings per share	0.94	0.98	0.40	2.93	1.32

1 Attributable to the shareholders of the Company.

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

Management believes that Adjusted EBITDA is a valuable indicator of its ability to generate liquidity by producing operating cash flows to fund working capital needs, service debt obligations and fund capital expenditures. EBITDA is defined as earnings before interest, tax, depreciation and amortization. Adjusted EBITDA is calculated as EBITDA less the impact of non-recurring items and significant recurring non-cash items, including impairment expenses and reversals, write-downs, gains/losses on disposal of assets, listing costs, foreign exchange gains/losses and other non-recurring costs. Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by revenue.

The following table provides a reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin:

$M	Q3 2026	Q2 2026	Q3 2025	YTD 2026	YTD 2025
Net profit	203.8	228.7	93.1	667.9	311.9
Depreciation and amortization	95.0	86.7	62.3	265.7	170.9
Net interest (income) expense and finance costs	(1.3)	0.7	1.0	(1.6)	4.3
Income tax expense on earnings	72.6	82.9	48.6	253.8	127.0
EBITDA	370.1	399.0	205.0	1,185.8	614.1
Foreign exchange (gain) loss	7.9	(2.0)	2.0	6.0	5.2
NYSE listing and compliance costs	1.0	0.9	1.6	2.9	1.6
Restructuring / Other costs	—	—	1.5	—	1.5
Write-down of assets	3.8	0.1	0.6	3.9	0.8
Adjusted EBITDA	382.8	398.0	210.7	1,198.6	623.2
Revenue	654.9	647.3	448.5	2,016.7	1,240.8
Adjusted EBITDA Margin	58%	61%	47%	59%	50%

† See “Non-IFRS Financial Information”.
	www.oceanagold.com	32

Cash Costs and AISC

Cash Costs are a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. Management uses this measure to monitor the performance of the Company’s mining operations and its ability to generate positive cash flows, both on an individual site basis and an overall company basis. Cash Costs include mine site operating costs plus indirect taxes and selling cost net of by-product allocations and are then divided by ounces sold. In calculating Cash Costs, the Company includes the value of cash-settled stock-based compensation expense in the year of vesting. Cash Costs are reduced by copper and silver by-product cost allocations that are considered incidental to the gold production process, thereby allowing Management and other stakeholders to assess the net costs of gold production. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

Management believes that the AISC measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows, both on an individual site basis and an overall company basis, while maintaining current production levels. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow per ounce sold. AISC is calculated as the sum of Cash Costs, capital expenditures and exploration costs that are sustaining in nature and corporate G&A costs. AISC is divided by ounces sold to arrive at AISC per ounce.

The following table provides a reconciliation of consolidated Cash Costs and AISC:

$M, except per oz amounts	Q3 2026	Q2 2026	Q3 2025	YTD 2026	YTD 2025
Cost of sales, excl. depreciation and amortization	228.7	215.1	208.4	670.6	532.4
Indirect taxes	10.9	7.6	7.3	27.5	17.7
Selling costs	0.6	0.5	4.8	4.8	10.2
Non-cash stock-based compensation adjustments[2]	(1.2)	7.4	(6.5)	(2.8)	(17.0)
By-product allocation	(57.3)	(45.7)	(49.0)	(158.6)	(119.7)
Total Cash Costs (net)	181.7	184.9	165.0	541.5	423.6
Sustaining capital and leases	36.1	51.1	43.7	127.5	104.9
Deferred stripping and capitalized mining	27.9	31.3	53.7	105.1	158.0
Corporate G&A3	14.8	21.3	6.7	56.0	32.2
Onsite exploration and drilling	3.6	3.4	1.9	10.2	4.1
Total AISC	264.1	292.0	271.0	840.3	722.8
Gold sales (koz)	140.9	135.8	116.2	412.1	352.1
Cash Costs ($/oz)	1,290	1,362	1,420	1,314	1,203
AISC ($/oz)[1]	1,874	2,151	2,333	2,038	2,052

1	Excludes the Additional Government Share related to the FTAA at Didipio of $16.2 million, $9.7 million and $48.0 million for the third quarter, second quarter and year to date 2026, respectively, as it is considered in the nature of an income tax.
2	Non-cash stock based compensation adjustments reflect the inclusion of cash settled stock-based compensation in AISC over the year of vesting.
3	Corporate G&A included in AISC includes cash settled stock-based compensation of approximately $7.8 million per quarter in 2026 and $22.2 million year to date, compared with nominal amounts in the prior-year periods.

† See “Non-IFRS Financial Information”.
	www.oceanagold.com	33

The following tables provide a reconciliation of Cash Costs and AISC for each operation:

Haile

$M, except per oz amounts	Q3 2026	Q2 2026	Q3 2025	YTD 2026	YTD 2025
Cash costs of sales[1]	103.8	95.1	62.4	278.7	161.9
By-product allocation	(1.7)	(1.7)	(0.9)	(4.6)	(4.7)
Inventory adjustments	(22.7)	(16.9)	4.5	(34.2)	(1.3)
Freight, treatment and refining charges	0.3	0.1	0.2	0.6	0.6
Total Cash Costs (net)	79.7	76.6	66.2	240.5	156.5
Sustaining capital and leases	22.7	26.3	20.1	67.7	46.7
Deferred stripping and capitalized mining	4.6	—	29.4	25.8	93.8
Onsite exploration and drilling	2.2	0.6	0.2	3.7	1.1
Total AISC	109.2	103.5	115.9	337.7	298.1
Gold sales (koz)	60.4	53.1	33.4	160.8	140.1
Cash Costs ($/oz)	1,321	1,442	1,981	1,496	1,117
AISC ($/oz)	1,811	1,953	3,464	2,101	2,127

1 Reflects the inclusion of cash settled stock-based compensation over the year of vesting.

Macraes

$M, except per oz amounts	Q3 2026	Q2 2026	Q3 2025	YTD 2026	YTD 2025
Cash costs of sales[1]	47.8	44.5	40.9	137.4	123.4
By-product allocation	(0.1)	(0.2)	—	(0.4)	(0.1)
Royalties	4.8	6.9	2.8	18.4	6.1
Inventory adjustments	2.7	5.2	0.1	2.0	(1.6)
Freight, treatment and refining charges	0.5	0.4	0.2	1.5	0.7
Total Cash Costs (net)	55.7	56.8	44.0	158.9	128.5
Sustaining capital and leases	8.3	11.5	10.6	28.4	28.4
Deferred stripping and capitalized mining	18.1	18.8	16.3	52.7	42.8
Onsite exploration and drilling	0.2	1.4	0.2	2.8	0.9
Total AISC	82.3	88.5	71.1	242.8	200.6
Gold sales (koz)	38.1	45.9	32.7	131.9	91.2
Cash Costs ($/oz)	1,462	1,237	1,345	1,205	1,408
AISC ($/oz)	2,155	1,932	2,171	1,842	2,198
1	Reflects the inclusion of cash settled stock-based compensation over the year of vesting.
† See “Non-IFRS Financial Information”.
	www.oceanagold.com	34

Waihi

$M, except per oz amounts	Q3 2026	Q2 2026	Q3 2025	YTD 2026	YTD 2025
Cash costs of sales[1]	35.8	34.9	30.9	104.9	88.4
By-product allocation	(3.9)	(4.6)	(3.1)	(14.8)	(7.8)
Royalties	1.3	0.8	0.8	4.9	1.9
Inventory adjustments	1.2	6.0	2.7	3.8	(1.0)
Add: Freight, treatment and refining charges	0.1	—	0.1	0.2	0.2
Total Cash Costs (net)	34.5	37.1	31.4	99.0	81.7
Sustaining capital and leases	2.5	2.7	2.8	10.1	9.3
Deferred stripping and capitalized mining	4.3	5.7	6.8	14.7	17.2
Onsite exploration and drilling	0.6	0.9	0.7	2.6	1.4
Total AISC	41.9	46.4	41.7	126.4	109.6
Gold sales (koz)	19.1	16.4	20.4	53.1	52.7
Cash Costs ($/oz)	1,805	2,262	1,539	1,864	1,551
AISC ($/oz)	2,195	2,840	2,039	2,381	2,080
1	Reflects the inclusion of cash settled stock-based compensation over the year of vesting.

Didipio

$M, except per oz amounts	Q3 2026	Q2 2026	Q3 2025	YTD 2026	YTD 2025
Cash costs of sales[1]	49.9	39.4	37.1	130.4	107.5
By-product allocation	(51.6)	(39.2)	(45.0)	(138.8)	(107.1)
Royalties	3.0	2.5	2.9	9.0	6.9
Indirect taxes	8.2	7.4	7.3	23.9	17.7
Inventory adjustments	0.8	2.6	15.2	11.2	19.0
Freight, treatment and refining charges	1.5	1.7	5.9	7.4	12.9
Total Cash Costs (net)	11.8	14.4	23.4	43.1	56.9
Sustaining capital and leases	2.6	10.6	10.8	21.3	20.5
Deferred stripping and capitalized mining	0.9	6.8	1.2	11.9	4.2
G&A2	0.2	0.1	0.2	0.4	0.5
Onsite exploration and drilling	0.3	0.3	0.3	0.6	0.3
Total AISC	15.8	32.2	35.9	77.3	82.4
Gold sales (koz)	23.3	20.4	29.7	66.3	68.1
Cash Costs ($/oz)	507	706	787	650	835
AISC[1] ($/oz)	687	1,589	1,213	1,173	1,214

1	Reflects the inclusion of cash settled stock-based compensation over the year of vesting.
2	Excludes the Additional Government Share of FTAA at Didipio of $16.2 million, $9.7 million and $48.0 million for the third quarter, second quarter, and year to date 2026, respectively, as it is considered in the nature of an income tax.

Net Cash/(Debt)

Net Cash/(Debt) has been calculated as cash and cash equivalents less total debt. Management believes this is a useful indicator to be used in conjunction with other liquidity and leverage ratios to assess the Company’s financial health. A reconciliation of this measure is provided in the “Liquidity and Capital Resources - Debt Management and Liquidity” section of this MD&A.

† See “Non-IFRS Financial Information”.
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Liquidity

Liquidity has been calculated as cash and cash equivalents and the total of funds available to be drawn under the Facility. Management believes this is a useful measure of the Company’s ability to repay its current liabilities. The following table provides a reconciliation of Liquidity:

$M	September 30, 2026	December 31, 2025
Cash and Cash Equivalents	728.7	476.5
Funds available to be drawn under the Facility	200.0	200.0
Liquidity	928.7	676.5

Free Cash Flow

Free Cash Flow is calculated as cash flows from operating activities, less cash flow used in investing activities. Management believes Free Cash Flow is a useful indicator of the Company’s ability to generate cash flow and operate net of all expenditures, prior to any financing cash flows. The following table provides a reconciliation of Free Cash Flow:

$M	Q3 2026	Q2 2026	Q3 2025	YTD 2026	YTD 2025
Cash flows provided by Operating Activities	324.5	313.6	227.5	1,019.6	626.0
Cash flows used in Investing Activities	(169.2)	(183.5)	(133.1)	(479.0)	(342.7)
Free Cash Flow	155.3	130.1	94.4	540.6	283.3

Leverage Ratio

Leverage Ratio is calculated as Net Debt divided by Adjusted EBITDA for the preceding 12-month period and is not presented when the Company is in a net cash position. Management believes this is a useful indicator to monitor the Company’s ability to meet its financial obligations. The following table provides a reconciliation of the Leverage Ratio:

$M, except ratio amounts	Q3 2026	Q2 2026	Q3 2025
Net Cash/(Debt)	728.7	654.8	334.9
Adjusted EBITDA	1,572.6	1,400.5	874.5
Leverage Ratio	N/A	N/A	N/A

† See “Non-IFRS Financial Information”.
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Internal Controls Over Financial Reporting

Management, with the participation of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations and may not prevent or detect misstatements. As a result, even those systems of internal control over financial reporting determined to be effective can only provide reasonable assurance with respect to financial statement preparation and presentation.

Management has used the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of the Company's internal control over financial reporting.

Management has determined that there have been no changes in the Company’s internal control over financial reporting during the three months ended September 30, 2026 which have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Accounting Estimates, Policies and Changes

The preparation of financial statements in conformity with IFRS requires Management to make estimates, judgements and assumptions that affect the amounts reported in the condensed interim consolidated financial statements and related notes. The Company’s material accounting policies and critical estimates and judgements are disclosed in Notes 3 and 4 of its condensed interim consolidated financial statements for the quarter ended September 30, 2026.

Risks and Uncertainties

This MD&A contains certain forward-looking statements that involve risks, uncertainties and other factors that could cause actual results, performance, prospects, opportunities and continued mining operations to differ materially from those expressed or implied by those forward-looking statements. The exploration and development of natural resources are highly speculative in nature and the Company’s business operations, investments and prospects are subject to significant risks. For details and discussion of these risks and uncertainties, please refer to the risk factors set forth in the Company’s most recent Annual Information Form available under the Company’s profile on SEDAR+ at sedarplus.ca, the Company’s current Annual Report on Form 40-FR12B filed with the U.S. Securities and Exchange Commission (the "SEC") on EDGAR at sec.gov and on the Company’s website at oceanagold.com, and the Company’s other filings and submissions with securities regulators on SEDAR+ and EDGAR, which could materially affect the Company’s business, operations, investments and prospects and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. The list is not exhaustive of the factors that may affect the Company’s forward-looking statements and additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, investments and prospects of the Company. If any of the risks actually occur, the business of the Company may be negatively impacted and its financial condition and results of operations may suffer significantly.

† See “Non-IFRS Financial Information”.
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Notes to Reader

Cautionary Statement Regarding Forward-Looking Information

This MD&A contains certain “forward-looking statements” and “forward-looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities laws which may include, but are not limited to, statements with respect to: the Company’s planned production, cost and capital Guidance for 2026; the future financial and operating performance of the Company and its mining projects and the anticipated benefits therefor; the development, expansion and operation of the Company’s mining projects; anticipated production levels and mine lives; the estimation, realization and classification of Mineral Reserves and Mineral Resources; costs of production; estimates of growth capital, sustaining capital, operating and exploration expenditures; costs and timing of the development of new deposits and mines; the availability of, and access to, labour, equipment, power, diesel, water and other inputs; the timing, cost and outcome of development, construction and expansion activities; the timing for closing of the Transaction; the timing for achieving first ore at Palomino Underground in 2028; the timing for the commencement of construction of the paste plant at Haile and first paste delivery; the timing for providing ore at Coronation North Phase 5 at Macraes; anticipated benefits of MP4, including the potential for extension of the mine life at Macraes into the 2040s; the timing for permitting of MP4 by mid-2027 (subject to appeals); the timing for the release of an updated NI 43-101 technical report for the Waihi District in January 2027 and Macraes in early 2028; the potential to increase throughput capacity at Waihi up to 1.2 million tonnes per annum; the timing for achieving first ore at the Waihi North Project in 2032; the timing for the addition of a second jumbo at the Waihi North Project in the first half of 2027 to begin development of the twin tunnel toward Wharekirauponga; the timing for completion of the surface area at the Waihi North Project by year end, with the surface area buildings and workshop expected to be constructed in 2027; the timing for the commissioning of the water treatment plant at the Waihi North Project by year end; the timing for commencement of early works activities on TSF 3 at the Waihi North Project in the fourth quarter of 2026; the potential to bring True Blue into the Mineral Resources estimate at Didipio; costs and timing of future exploration and drilling programs, including the Company’s site and regional exploration programs; water management initiatives and strategies and tailings management initiatives at the Company’s operations; requirements for additional capital; the adequacy of current financial resources and cash reserves; governmental regulation of mining operations and exploration operations; the timing and receipt of required permits, certifications, approvals, consents and renewals under applicable legislation; the amount of and timing for anticipated purchases under the NCIB program; the payment of dividends in future periods; compliance with applicable environmental, social, health and safety and other regulatory requirements; geotechnical and operational conditions; social licence to operate and stakeholder relationships; competition for mineral properties; the availability and terms of financing; foreign operations and political, economic and regulatory conditions in the jurisdictions in which the Company operates; expectations regarding the impacts of the ongoing U.S.-Iran international conflict on the Company’s operations, including potential impacts to operating and capital costs; the timing of the Company’s hedging program of the forecast diesel consumption at Waihi and Didipio; governmental regulation of mining operations and exploration operations; fluctuations in commodity prices, including gold, copper and silver, and foreign exchange rates; anticipated environmental risks; title disputes or claims; the limitations and adequacy of insurance coverage; title matters, disputes and land access; changes in laws, taxation and accounting standards; and the timing and possible outcome of pending legal proceedings, regulatory matters and other disputes, including the appeal to the permit approval for the Waihi North Project.

† See “Non-IFRS Financial Information”.
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All statements in this MD&A that address events or developments that the Company expects to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “may”, “plans”, “expects”, “projects”, “is expected”, “scheduled”, “potential”, “estimates”, “forecasts”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases, or may be identified by statements to the effect that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks include, among others: the risk of not achieving the Company’s production estimates, forecasts or Guidance; inaccuracy of Mineral Reserves, Mineral Resources and operating and capital cost estimates; the actual results of current and future production, development and/or exploration activities; possible variations of ore grade, metallurgy or recovery rates; changes in mine plans, project parameters or assumptions as plans continue to be refined; delays in, or inability to complete, development or construction or expansion activities or to re-commence or sustain operations as planned; risks associated with the development of growth projects, including the Waihi North Project and MP4, including permitting, legal challenge and timeline risk; failures or underperformance of plant, equipment, infrastructure or processes; geotechnical risks or events, including open pit wall stability, crown pillar failure, land subsidence and tailings dam failures; scarcity in and disruption of global supply chain and/or increases in prices, including as a result of international conflicts, such as the ongoing U.S.-Iran conflict; challenges associated with effective water management; environmental, health and safety and climate-related risks; risks relating to potential future acquisitions or investments in other companies; the successful completion of the Transaction; risks related to community acceptance, stakeholder engagement and social licence to operate; competition for mineral properties and other growth opportunities; legal and regulatory challenges to current and future permits, certifications, approvals or licences; adverse judicial, regulatory or governmental decisions; delays in, or inability to obtain, financing or governmental approvals on acceptable terms; changes in laws, regulations, taxation regimes, regulated accounting standards or their interpretation or application; the risks associated with operating in foreign jurisdictions, including political instability, changes in policy or law, civil unrest, blockades or conflict; fluctuations in the prices of gold, copper and silver; general business, economic and market conditions (including changes in global, national or regional financial, credit, currency or securities markets); changes or developments in global, national or regional political and social conditions; fluctuations in foreign exchange rates, including the value of the U.S. dollar relative to the Canadian dollar, the Australian dollar, New Zealand dollar or the Philippine peso; trade policies and tensions, including tariffs; inflationary pressure; labour availability, retention and turnover; accidents, labour disputes, work stoppages and other operational risks of the mining industry; limitations of insurance coverage or uninsured risks; the conclusions of economic evaluations, studies and models; information technology, artificial intelligence and cybersecurity risks; and those other factors identified and described in more detail in the section entitled “Risk Factors” contained in the Company’s most recent Annual Information Form and the Company’s other filings with Canadian securities regulators and the SEC, which are available under the Company’s profile on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov, respectively, and on the Company’s website at oceanagold.com. The list is not exhaustive of the factors that may affect the Company's forward-looking statements.

† See “Non-IFRS Financial Information”.
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The Company’s forward-looking statements are based on the applicable assumptions and factors Management considers reasonable as of the date hereof, based on the information available to Management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to the Company’s ability to carry on current and future operations, including: exploration and development activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve Guidance, estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold, copper and silver; foreign exchange rates; taxation levels; the timely receipt of necessary permits, certifications, approvals or licences; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

The Company’s forward-looking statements are based on the opinions and estimates of Management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. The Company does not assume any obligation to update forward-looking statements if circumstances or Management's beliefs, expectations or opinions should change other than as required by applicable laws. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities the Company will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

† See “Non-IFRS Financial Information”.
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Cautionary Statements for United States Readers

The scientific and technical disclosure in this MD&A was prepared in accordance with NI 43-101, which differs from the scientific and technical disclosure requirements of the SEC that are applicable to domestic United States reporting companies. In particular, and without limiting the generality of the foregoing, the terms “Mineral Reserve”, “Proven Mineral Reserve”, “Probable Mineral Reserve”, “Inferred Mineral Resources”, “Indicated Mineral Resources”, “Measured Mineral Resources” and “Mineral Resources” used or referenced in this MD&A are Canadian mineral disclosure terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). The definitions of these terms, and other mining terms and disclosures, differ from the definitions of such terms, if any, for purposes of the SEC’s disclosure rules for domestic United States reporting companies and any Mineral Reserves and Mineral Resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards, including Subpart 1300 of Regulation S-K under the United States Securities Exchange Act of 1934, as amended. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under applicable SEC rules and regulations and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, Mineral Resources and Mineral Reserves information and other scientific and technical information contained or referenced in this MD&A may not be comparable to similar scientific and technical information disclosed by United States public companies subject to the reporting and technical disclosure requirements of the SEC.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty of Measured, Indicated or Inferred Mineral Resources, these Mineral Resources may never be upgraded to Proven and Probable Mineral Reserves. Investors are cautioned not to assume that any part of mineral deposits in these categories will ever be converted into reserves or recovered. In addition, United States investors are cautioned not to assume that any part or all of the Company’s Measured, Indicated or Inferred Mineral Resources constitute or will be converted into Mineral Reserves or are or will be economically or legally mineable without additional work.

Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

Qualified Persons

Mr. Greg Hollett, the Company’s Head of Mine Engineering, a qualified person as defined by NI 43-101, has reviewed and approved the disclosure of all scientific and technical information related to Haile operational matters contained in this MD&A.

Mr. Euan Leslie, the Company’s Group Mining Engineer, and Mr. Knowell Madambi, the Company’s Manager – Technical Services & Projects, Macraes, each of whom is a qualified person as defined by NI 43-101, have reviewed and approved the disclosure of all scientific and technical information related to Macraes operational matters contained in this MD&A.

Messrs. Leslie and David Townsend, the Company’s Manager – Mining (Underground), Waihi, each of whom is a qualified person as defined by NI 43-101, have reviewed and approved the disclosure of all scientific and technical information related to Waihi operational matters contained in this MD&A.

† See “Non-IFRS Financial Information”.
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Mr. Phillip Jones, the Company’s Head of Underground Mining, a qualified person as defined by NI 43-101, has reviewed and approved the disclosure of all scientific and technical information related to Didipio operational matters contained in this MD&A.

Mr. Keenan Jennings, the Company’s Executive Vice President and Chief Exploration Officer, a qualified person as defined by NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this MD&A.

† See “Non-IFRS Financial Information”.
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